UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                          Standard Motor Products, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $2.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    853666105
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                                 (CUSIP Number)

                              David N. Oakey, Esq.
                                McGuire Woods LLP
                                One James Center
                              901 East Cary Street
                          Richmond, Virginia 23219-4030
                                 (804) 775-1000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 20, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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------------------------------                        --------------------------
CUSIP NO.  853666105               SCHEDULE 13D            PAGE 2 OF 8 PAGES
------------------------------ ---------------------- --------------------------





------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   Susan F. Davis

                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                        (b)  |_|
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS
                   OO; PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM  2(d) or 2(e)                            |_|
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America
------------------------------- -------- ---------------------------------------
                                   7     SOLE VOTING POWER
                                         195,936
                                -------- ---------------------------------------
       NUMBER OF SHARES            8     SHARED VOTING POWER
         BENEFICIALLY                    750,317
           OWNED BY
        EACH REPORTING
         PERSON WITH
                                -------- ---------------------------------------
                                   9     SOLE DISPOSITIVE POWER
                                         195,936
                                -------- ---------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                         750,317
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   946,253 shares
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                            |_|
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.8%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   IN
------------------ -------------------------------------------------------------

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CUSIP NO.  853666105               SCHEDULE 13D            PAGE 3 OF 8 PAGES
------------------------------ ---------------------- --------------------------



------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   Arthur D. Davis

                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                        (b)  |_|
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS
                   OO; PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM  2(d) or 2(e)                            |_|
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America
------------------------------- -------- ---------------------------------------
                                   7     SOLE VOTING POWER
                                         481,745

                                -------- ---------------------------------------
       NUMBER OF SHARES            8     SHARED VOTING POWER
         BENEFICIALLY                    732,797
           OWNED BY
        EACH REPORTING
         PERSON WITH
                                -------- ---------------------------------------
                                   9     SOLE DISPOSITIVE POWER
                                         481,745
                                -------- ---------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                         732,797
------------------ -------------------------------------------------------------
       11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,214,542 shares
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                            |_|
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   6.1%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   IN
------------------ -------------------------------------------------------------

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CUSIP NO.  853666105               SCHEDULE 13D            PAGE 4 OF 8 PAGES
------------------------------ ---------------------- --------------------------


ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Common Stock, par value $2.00 per share (the "Common Stock"), of Standard Motor Products, Inc., a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 37-18 Northern Boulevard, Long Island City, New York 11101.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed jointly by (a) Arthur D. Davis, who is a citizen of the United States of America, and (b) Susan F. Davis, who is a citizen of the United States of America (collectively, the "Reporting Persons"). Each of the Reporting Persons is currently retired and has an address of 37-18 Northern Boulevard, Long Island City, New York 11101.

         During the last five years, neither Reporting Person has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         SUSAN F. DAVIS:
         --------------

         (a) On May 20, 1999, Susan F. Davis was the beneficial owner of an aggregate of 659,953 shares of Common Stock as described below, which amount comprised 5.0% of the outstanding shares of Common Stock of the Issuer on such date.

         On May 20, 1999, Ms. Davis was appointed a co-trustee of a trust in which she shared voting and dispositive power of 160,517 shares of Common Stock. In addition, as of May 20, 1999, Ms. Davis directly owned (i) 467,836 shares of Common Stock, which she previously acquired without consideration either (A) as gifts or (B) pursuant to the distribution of trusts in which she was a beneficiary or (C) pursuant to the distribution of the estate of a family member, and (ii) 31,600 shares of Common Stock, which she beneficially owned as the custodian of a custodial account for the benefit of her children.

         (b) On May 18, 2000, Ms. Davis was the beneficial owner of an aggregate of 851,673 shares of Common Stock as described below, which amount comprised 6.6% of the outstanding shares of Common Stock of the Issuer on such date.

         On May 18, 2000, Ms. Davis was appointed the executor of a family member's estate in which she shared voting and dispositive power of 194,520 shares of Common Stock. In addition, as of May 18, 2000, Ms. Davis directly owned (i) 465,036 shares of Common Stock (a decrease of 2,800 shares over the prior year as she gifted shares to her children), (ii) 31,600 shares of Common Stock, which she beneficially owned as the custodian of a custodial account for the benefit of her children, and (iii) 160,517 shares of Common Stock, which she beneficially owned as a co-trustee to several trusts in which she shared voting and dispositive power.

         (c) On May 17, 2001, Ms. Davis was the beneficial owner of an aggregate of 377,473 shares of Common Stock as described below, which amount comprised 3.0% of the outstanding shares of Common Stock of the Issuer on such date.

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CUSIP NO.  853666105               SCHEDULE 13D            PAGE 5 OF 8 PAGES
------------------------------ ---------------------- --------------------------


         As of May 17, 2000, Ms. Davis directly owned (i) 98,236 shares of Common Stock (a decrease of 366,800 shares over the prior year as she gifted shares to her children), (ii) 31,600 shares of Common Stock, which she beneficially owned as the custodian of a custodial account for the benefit of her children, (iii) 155,658 shares of Common Stock (a decrease of 4,859 shares as a result of a family estate being closed and the shares reallocated to family trusts), which she beneficially owned as a co-trustee to several trusts in which she shared voting and dispositive power, and (iv) 91,979 shares of Common Stock, which she beneficially owned as the trustee of a trust in which she had sole voting and dispositive power.

         (d) On May 22, 2003, Ms. Davis was the beneficial owner of an aggregate of 972,261 shares of Common Stock as described below, which amount comprised 7.8% of the outstanding shares of Common Stock of the Issuer on such date.

         As of May 22, 2003, Ms. Davis directly owned (i) 146,957 shares of Common Stock (an increase of 48,721 shares over the prior year which shares she acquired from a family trust which closed and shares distributed), (ii) 577,022 shares of Common Stock (an increase of 329,385 shares as a result of as a result of family trusts being closed and the shares reallocated), which she beneficially owned as a co-trustee to several trusts in which she shared voting and dispositive power, (iii) 91,979 shares of Common Stock, which she beneficially owned as the trustee of a trust in which she had sole voting and dispositive power, (iv) 104,063 shares of Common Stock due to her being elected as a director and officer of a family foundation in which she shared voting and dispositive power, and (v) as a co-trustee of a family trust purchased in the open market debentures, which debentures are convertible into 52,240 shares of Common Stock, for $990,030 cash.

         (e) On December 31, 2004, Ms. Davis was the beneficial owner of an aggregate of 946,253 shares of Common Stock as described below, which amount comprised 4.8% of the outstanding shares of Common Stock of the Issuer on such date.

         On December 31, 2004, Ms. Davis directly owned (i) 103,957 shares of Common Stock (a decrease of 43,000 shares as she sold these shares to the estate of a family member on June 17, 2004 at $14 per share), (ii) 594,014 shares of Common Stock, which she beneficially owned as a co-trustee to several trusts in which she shared voting and dispositive power, (iii) 91,979 shares of Common Stock, which she beneficially owned as the trustee of a trust in which she had sole voting and dispositive power, (iv) 104,063 shares of Common Stock due to her status as a director and officer of a family foundation in which she shared voting and dispositive power, and (v) 52,240 shares of Common Stock underlying debentures which are convertible into shares of Common Stock.

         ARTHUR D. DAVIS:
         ---------------

         (a) On May 17, 2001, Arthur D. Davis was the beneficial owner of an aggregate of 787,413 shares of Common Stock as described below, which amount comprised 6.3% of the outstanding shares of Common Stock of the Issuer on such date.

         On May 17, 2001, Mr. Davis was appointed a co-trustee to several trusts in which he shared voting and dispositive power of 247,637 shares of Common Stock. In addition, as of May 17, 2001, Mr. Davis directly owned (i) 87,369 shares of Common Stock, which shares he previously acquired for cash by purchasing in the open market and through the exercise of stock options of the Issuer, and (ii) 452,407 shares of Common Stock, which he beneficially owned as the sole trustee for several trusts of his children.

         (b) On May 23, 2002, Mr. Davis was the beneficial owner of an aggregate of 797,413 shares of Common Stock as described below, which amount comprised 6.4% of the outstanding shares of Common Stock of the Issuer on such date.

         On May 23, 2002, Mr. Davis directly owned 87,369 shares of Common Stock. In addition, as of May 23, 2002, Mr. Davis directly owned (i) 247,637 shares of Common Stock, which he beneficially owned as a co-trustee to several trusts in which he shared voting and dispositive power, (ii) 452,407 shares of Common Stock, which he beneficially owned as the sole trustee for several trusts of his children, and (iii) 10,000 shares of Common Stock underlying stock options of the Issuer.

------------------------------                        --------------------------
CUSIP NO.  853666105               SCHEDULE 13D            PAGE 6 OF 8 PAGES
------------------------------ ---------------------- --------------------------


         (c) On May 22, 2003, Mr. Davis was the beneficial owner of an aggregate of 1,309,564 shares of Common Stock as described below, which amount comprised 10.4% of the outstanding shares of Common Stock of the Issuer on such date.

         On May 22, 2003, Mr. Davis (i) purchased in the open market debentures, which debentures are convertible into 1,287 shares of Common Stock, for $25,580 cash and (ii) as a co-trustee of a family trust purchased in the open market debentures, which debentures are convertible into 52,240 shares of Common Stock, for $990,030 cash.

         In addition as of May 22, 2003, Mr. Davis directly owned (i) 87,369 shares of Common Stock, (ii) 727,657 shares of Common Stock (an increase of 381,785 shares as various family trusts were closed and shares reallocated), which he beneficially owned as a co-trustee to several trusts in which he shared voting and dispositive power, (iii) 420,982 shares of Common Stock (a decrease of 31,425 shares as a children's trust was closed and shares reallocated), which he beneficially owned as the sole trustee for several trusts of his children,
(iv) 29 shares of Common Stock pursuant to an award under the Issuer's Employee Stock Ownership Plan (ESOP), and (v) 20,000 shares of Common Stock underlying stock options of the Issuer.

         (d) On December 31, 2004, Mr. Davis was the beneficial owner of an aggregate of 1,214,542 shares of Common Stock as described below, which amount comprised 6.1% of the outstanding shares of Common Stock of the Issuer on such date.

         On December 31, 2004, Mr. Davis directly owned 120,369 shares of Common Stock (a net increase of 33,000 shares reflecting his exercise of stock options on November 22, 2004 at $6.5625 per share and the sale to an estate of a family member of 17,000 shares on June 17, 2004 at $14 per share). In addition as of December 31, 2004, the Reporting Person directly owned (i) 680,557 shares of Common Stock, which he beneficially owned as a co-trustee to several trusts in which he shared voting and dispositive power, (ii) 360,000 shares of Common Stock which he beneficially owned as the sole trustee for several trusts of his children, (iii) 89 shares of Common Stock (an increase of 60 over the previously reported amount) under the Issuer's Employee Stock Ownership Plan (ESOP), (iv) 1,287 shares of Common Stock underlying debentures , and (v) 52,240 shares of Common Stock underlying debentures which he beneficially owned as a co-trustee on a family trust.

ITEM 4.  PURPOSE OF TRANSACTION.

         The events that required the filing of this Schedule 13D were (a) the appointment of the Reporting Persons as a trustee of several trusts and the acquisition of such trusts of additional shares of Common Stock, (b) the acquisition of debentures which are convertible into Common Stock by the Reporting Persons, (c) the election of Susan F. Davis as a director and officer of a family foundation, and (d) the appointment of Ms. Davis as an executor of a family member's estate. All of the shares of Common Stock discussed herein are being held for investment purposes.

         The Reporting Persons may acquire additional shares of Common Stock in the future. Further, the Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, market price of the shares of Common Stock, conditions in securities markets generally, general economic and industry conditions, liquidity needs, alternative investment opportunities and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Reporting Persons may at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for shares of Common Stock or may dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. If the Reporting Persons engage in any such transaction, the Reporting Persons may determine to retain some portion of the shares of Common Stock as an investment.

         Other than as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

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CUSIP NO.  853666105               SCHEDULE 13D            PAGE 7 OF 8 PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         SUSAN F. DAVIS:
         --------------

         Susan F. Davis is currently the beneficial owner of an aggregate of 946,253 shares of Common Stock, which comprise 4.8% of the outstanding shares of Common Stock of the Issuer. Ms. Davis has sole power to vote, or to direct the voting of, and sole power to dispose, or direct the disposition of, 195,936 shares of Common Stock. In addition, Ms. Davis has shared power to vote, or to direct the voting of, and shared power to dispose, or direct the disposition of, 750,317 shares of Common Stock. Ms. Davis may be deemed to share beneficial ownership of the shares beneficially owned by her spouse, Arthur D. Davis; however, she expressly disclaims such beneficial ownership except with respect to the 634,562 shares held by trusts for which she and Mr. Davis serve as co-trustees.

         Ms. Davis shares voting and dispositive power with Marilyn Fife Cragin and John Cragin, each of whom is a citizen of the United States of America and has an address of 37-18 Northern Boulevard, Long Island City, New York 11101, and with Arthur D. Davis. John Cragin is the Director of HCAP (which manages programs for the uninsured) at Boston Medical Center in Boston, Massachusetts and Marilyn Fife Cragin is an independent consultant. During the last five years, neither Marilyn Fife Cragin nor John Cragin has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Davis' citizenship, address, occupation and other information are set forth in Item 2 above.

         ARTHUR D. DAVIS:
         ---------------

Arthur D. Davis is currently the beneficial owner of an aggregate of 1,214,542 shares of Common Stock, which comprise 6.1% of the outstanding shares of Common Stock of the Issuer. Mr. Davis has sole power to vote, or to direct the voting of, and sole power to dispose, or direct the disposition of, 481,745 shares of Common Stock. In addition, Mr. Davis has shared power to vote, or to direct the voting of, and shared power to dispose, or direct the disposition of, 732,797 shares of Common Stock. Mr. Davis may be deemed to share beneficial ownership of the shares beneficially owned by his spouse, Susan F. Davis: however, he expressly disclaims such beneficial ownership except with respect to the 634,562 shares held by trusts for which he and Ms. Davis serve as co-trustees.

         Mr. Davis shares voting and dispositive power with Marilyn Fife Cragin, John Cragin and Susan F. Davis. Ms. Cragin's and Mr. Cragin's citizenship, address, occupation and other information are set forth in Item 5 hereof. Ms. Davis' citizenship, address, occupation and other information are set forth in
Item 2 above.

         No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by such Reporting Person. There have been no transactions in shares of Common Stock effected during the past 60 days by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A Joint Filing Agreement.


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CUSIP NO.  853666105               SCHEDULE 13D            PAGE 8 OF 8 PAGES
------------------------------ ---------------------- --------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2005

                                            By:      /S/ ARTHUR D. DAVIS
                                                     ---------------------------
                                                     Name: Arthur D. Davis


                                            By:      /S/ SUSAN F. DAVIS
                                                     ---------------------------
                                                     Name:  Susan F. Davis